Exhibit (d.2)

AMENDED AND RESTATED EXHIBIT B

to the

INVESTMENT ADVISORY AGREEMENT

FRONTIER MFG CORE INFRASTRUCTURE FUND

Effective July 1, 2019

For all services rendered by Frontegra Asset Management, Inc. (the “Adviser”) hereunder, the above-named Fund, a series of Frontier Funds, Inc., shall pay the Adviser and the Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.50% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.50% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to the Adviser monthly.

Executed as of the 28th day of June, 2019.

FRONTEGRA ASSET MANAGEMENT, INC.

By:	/s/ William D. Forsyth III
William D. Forsyth III, President

FRONTIER FUNDS, INC.

By:	/s/ William D. Forsyth III
William D. Forsyth III, President